Exhibit 99.2

Graphex Group Announces Interim Financial Highlights and Global Expansion Progress

The international technology company announces preliminary 2022 interim financial results, plans to increase graphite production globally and localize critical mineral supply chains, including its first production facility in the U.S.

Royal Oak, Michigan, August 31, 2022 - Graphex Group Limited (NYSE American: GRFX | HKSE: 6128) and its wholly owned U.S. subsidiary, Graphex Technologies LLC (collectively “Graphex” or “Company”), a global leader in mid-stream processing of specialized natural graphite used for electric vehicle (EV) lithium-ion (Li-ion) batteries, today provided its announcement of the preliminary interim financial results for the six month period ending June 30,2022, as well as an update that reflects on milestones achieved in 2022 and its objectives for the remainder of the year. The announcement was made in Hong Kong in accordance with the applicable rules of The Stock Exchange of Hong Kong Limited (“HKSE”). Financial results for the six month period ending June 30, 2022 that are prepared in accordance with U.S. Generally Accepted Accounting Principles will be provided on or prior to September 30, 2022. Highlights of the interim financial results.

Despite residual effects of COVID and supply chain issues, particularly in the Asian region, the Company revenues were relatively steady year over year, particularly for the graphene products segment. Graphex Group believes that such steady revenues for the graphene segment indicate continued strong demand for the entire output of refined graphene products and an opportunity for the Company to expand its graphene products business in Asia, as well as in the U.S. and globally. Combined revenues decreased slightly, driven primarily by lingering pandemic effects affecting the eco design landscape architecture and design business. The Company was able to reduce its cost of sales, selling and marketing expenses, and administrative costs. In addition, the Company was also able to decrease its debt by 33% and losses for the six month period decreased. After adjustment for non-cash depreciation and the costs of the recent uplisting to the NYSE American market, the Company’s cash flow was positive.

“We expect continued stability in the second half of 2022 and look forward to moving ahead with our expansion plans for the graphene business in Asia and the U.S.,” said Andross Chan, CEO of Graphex Group. “Growth in the EV market in Asia continues to accelerate and we believe we have positioned our graphene products very well to participate in that growth.”

The formation of Graphex Michigan I LLC, the U.S. joint venture between Emerald Energy Solutions (“EES”) and the U.S. subsidiary Graphex Technologies LLC, has marked the beginning of the participation in the global electric vehicle (“EV”) supply chain. The expansion of Graphex’s presence in the U.S. - and more specifically in Warren, (Detroit area) Michigan, the heart of the automotive sector - comes at a critical moment in global transportation history as evidenced by the recent enactment of the Inflation Reduction Act of 2022, which is expected to provide the largest investment to combat climate change in U.S. history. As the demand projections for electric vehicles and other sustainable energy solutions are expected to grow, there will be a parallel increase in demand for the critical minerals necessary to manufacture the Li-ion batteries that power them. Equally as important, the tremendous impetus for the industry to move supply chains away from geopolitically sensitive or logistically challenging regions and to localize end-to-end processing and production capabilities in the U.S. is at the highest intensity in decades.

“As we continue to pursue supply agreements and continue progress at our new processing plant in Michigan, we believe that the growth trajectory for Graphex’s graphene business is completely aligned with and supported by recent policy advances and funding opportunities for domestication of critical mineral processing,” said John DeMaio, CEO of Graphex Technologies and President of the Graphene Division of Graphex. As we recently shared with the New York Times, we believe that the invocation of the Defense Production Act, the Bipartisan Infrastructure Law, and the newly enacted Inflation Reduction Act of 2022 will greatly assist companies like Graphex to accelerate the scale of domestic production to meet demand and in turn accelerate the transition to EVs and other sustainable energy solutions that utilize lithium-ion (Li-ion) batteries.”

Graphex is currently among the top suppliers of specialized spherical graphite to the EV and renewable energy industries with a global expansion strategy that completely supports energy transition and electrification efforts worldwide.

Recent milestones and actions to achieve its business objectives include:

•	Graphex is one of the largest specialized graphite processors in the world:

o	Increasing production from 10,000 to 40,000 tonnes per annum to meet growing EV demand

•	Diversifying upstream sourcing of raw materials to stabilize supply chains:

o	Actively negotiating offtake agreements with sources of natural graphite away from politically sensitive and/or logistically volatile regions

o	Pursuing new raw material sources around the world including the US, Brazil, Canada, Africa, Australia, Europe, and other locations through a combination of straight offtake agreements for raw materials and also through collaborative partnerships with the mining operations to construct mid-stream processing facilities near the raw material sources.

•	Building mid-stream processing plants in North America:

o	The previously announced joint venture with Emerald Energy Solutions LLC to construct a new 15,000 metric ton per year graphite processing facility in Warren, Michigan is progressing as planned. The first such plant to be built by an experienced commercial- scale mid-stream graphite processor in the US and the first of multiple facilities anticipated by Graphex, the Warren facility is expected to be operational in Q2/Q3 of 2023.

•	Actively negotiating supply agreements to sell product to the battery manufacturers in the West:

o	Graphex has entered into at least one confidential non-binding MOU with OEM EV battery manufacturers to supply anode material to their future gigafactories, including one in the US, and to evaluate the construction of co-located processing facilities near the OEM’s gigafactories. Graphex is engaged in similar ongoing discussions with other OEMs and battery manufacturers.

•	Continuing our research of advanced battery chemistry and material science innovations:

o	Collaboration with the Technology Institute to conduct an in-depth Study on Electrode Materials for Graphene-based Sodium Ion Batteries

With over 10 years of commercial experience producing 10,000 metric tons per annum (tpa), the Company believes that they are well positioned to bring experienced mid-stream capabilities online quickly in the U.S. Graphex Group also intends to continue its efforts to diversify the upstream sourcing of raw materials and further streamline, localize, and stabilize supply chains. This combination of technical capability coupled with the operational agility to form progressive downstream supply arrangements with OEMs and battery manufacturers uniquely positions Graphex to deliver needed critical graphene materials now and well into the future as the EV market expands globally.

To learn more about Graphex, please visit www.graphexgroup.com

About Graphex

Graphex Group Limited is a Cayman Island company with principal and administrative offices in Hong Kong and subsidiary office in Royal Oak, MI. Graphex is a global leader in the industry focused on the development of technologies and products for the enhancement of renewable energy, particularly the enrichment of spherical graphite and graphene, key components for Electric Vehicle (EV) batteries, lithium-ion batteries, and other use cases. Proficient in commercial deep processing of graphite, Graphex has been consistently producing over 10,000 metric tons of spherical graphite annually for over 9 years. With a strategy to expand its global operations to support energy transition and electrification efforts worldwide, Graphex Group is currently among the top suppliers of specialized spherical graphite to the EV and renewable energy industries and holds patents in areas including products, production methods, machinery design, and environmental protection.

Forward Looking Statements

This release contains statements that constitute “forward-looking statements,” for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995 and the safe harbor in Section 21E of and the Securities Exchange Act of 1934, including statements regarding the Company’s future plans and prospects. Forward-looking statements may be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “likely”, “potential”, “continue” or other similar expressions. The Company has based these forward-looking statements largely on the Company’s current expectations and projections about future events that it believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	The Company’s goals and strategies;

•	The Company’s future business development, financial conditions and results of operations;

•	Fluctuations in prices, interest rates and other factors that may increase the Company’s costs significantly;

•	The Company’s expectations regarding demand for and market acceptance of its products and services;

•	Competition in the Company’s industry;

•	Relevant government policies and regulations relating to the Company’s industry, including governmental policies in the Peoples Republic of China as well as other governmental or sovereign risk factors related to the Peoples Republic of China and its relationship with the United States;

•	The Company’s ability to continue to diversify its manufacturing and operations in the U.S. and globally;

•	The growth of the renewable energy sector; and

•	The U.S. and global economy including any recession or other adverse economic factors that limit the ability of the Company’s customers to purchase its products, including such customer’s ability to continue investment in the renewable energy sector.

These forward-looking statements involve various risks and uncertainties. Although the Company believes that its expectations expressed in these forward-looking statements are reasonable, the Company’s expectations may later be found to be incorrect. The Company’s actual results could be materially different from the Company’s expectations. Important risks and factors that could cause the Company’s actual results to be materially different from the Company’s expectations.

The Company’s forward-looking statements are based, in part, on certain data and information that it obtained from various government and private sources. Statistical data obtained from these sources may include projections based on a number of assumptions. The Company’s industry may not grow at the rate projected by these sources, or at all. Failure of the Company’s markets to grow at the projected rate may have a material and adverse effect on the Company’s businesses and the market price of the Company’s ordinary shares and the ADSs. In addition, the rapidly changing nature of the Company’s markets may result in significant uncertainties for any projections or estimates relating to the Company’s growth prospects or future condition. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, the Company does not undertake an obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this release and the other information about the Company that is available publicly, completely and with the understanding that the Company’s actual future results may be materially different from what the Company expects.

This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to purchase any securities of Graphex Group Limited, including but not limited to its American Depositary Shares.